Item 77E - DWS High Income Trust
On December 7, 2010, DWS High Income
Trust (the "Fund") was named as a defendant in the First Amended Complaint and Objection to Claims filed by the Official Committee of Unsecured Creditors in the U.S. Bankruptcy
Court for the District of Delaware in the lawsuit Tribune Company, et al., Debtors, Official Committee of Unsecured Creditors
v. JPMorgan Chase Bank, N.A. et al. (the
"Lawsuit"). The Lawsuit arises out of a leveraged buyout transaction ("LBO") in
2007 by which loans were made to the Tribune
Company to fund the LBO ("LBO Debt") and shares of the Tribune Company held by shareholders were tendered for or were converted to a right to receive cash.
Following the completion of the LBO in
2007, the Tribune Company filed
for bankruptcy.  The Lawsuit seeks to
avoid the obligations on the LBO Debt
and to recover payments of principal and interest made by the Tribune Company on the LBO Debt. All proceedings on the Lawsuit were stayed pending a decision by the Bankruptcy Court on which of two proposed plans of reorganization would be confirmed. One of the plans proposed to settle the litigation, while the other plan proposed to proceed with the litigation. The Bankruptcy
Court has confirmed the plan of
reorganization that provides for
settlement of the litigation (the
"Plan of Reorganization").  The Plan
of Reorganization became effective as
of December 31, 2012 and provides that
all claims against the Fund are resolved and released.


 For internal use only
 For internal use only

 For internal use only